UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BIOMIMETIC THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

09064X101

(CUSIP Number)

W. Stephen Holmes III InterWest Partners 2710 Sand Hill Road, Second Floor Menlo Park, CA 94025 650-854-8585

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09064X101

(1)	Names of reporting persons InterWest Partners VIII, L.P.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (1)
(3)	SEC use only
(4)	Source of funds WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization California, United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 857,692 shares of Common Stock
	(8)	Shared voting power
	(9)	Sole dispositive power 857,692 shares of Common Stock
	(10)	Shared dispositive power
(11)	Aggregate amount beneficially owned by each reporting person 857,692 shares of Common Stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 3.04% (1)
(14)	Type of reporting person PN

(1)	This percentage is calculated based upon 28,225,241 shares of the Issuer’s Common Stock outstanding (as of November 1, 2012), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 5, 2012.

CUSIP No. 09064X101

(1)	Names of reporting persons InterWest Investors VIII, L.P.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (1)
(3)	SEC use only
(4)	Source of funds WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization California, United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 6,846 shares of Common Stock
	(8)	Shared voting power
	(9)	Sole dispositive power 6,846 shares of Common Stock
	(10)	Shared dispositive power
(11)	Aggregate amount beneficially owned by each reporting person 6,846 shares of Common Stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) less than 1% (1)
(14)	Type of reporting person PN

(1)	This percentage is calculated based upon 28,225,241 shares of the Issuer’s Common Stock outstanding (as of November 1, 2012), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 5, 2012.

CUSIP No. 09064X101

(1)	Names of reporting persons InterWest Investors Q VIII, L.P.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (1)
(3)	SEC use only
(4)	Source of funds WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization California, United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 24,538 shares of Common Stock
	(8)	Shared voting power
	(9)	Sole dispositive power 24,538 shares of Common Stock
	(10)	Shared dispositive power
(11)	Aggregate amount beneficially owned by each reporting person 24,538 shares of Common Stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) less than 1% (1)
(14)	Type of reporting person PN

(1)	This percentage is calculated based upon 28,225,241 shares of the Issuer’s Common Stock outstanding (as of November 1, 2012), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 5, 2012.

CUSIP No. 09064X101

(1)	Names of reporting persons InterWest Management Partners VIII, L.L.C.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (1)
(3)	SEC use only
(4)	Source of funds WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization California, United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 889,076 shares of Common Stock
	(8)	Shared voting power
	(9)	Sole dispositive power 889,076 shares of Common Stock
	(10)	Shared dispositive power
(11)	Aggregate amount beneficially owned by each reporting person 889,076 shares of Common Stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 3.15% (1)
(14)	Type of reporting person OO

(1)	This percentage is calculated based upon 28,225,241 shares of the Issuer’s Common Stock outstanding (as of November 1, 2012), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 5, 2012.

CUSIP No. 09064X101

(1)	Names of reporting persons InterWest Partners X, L.P.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (1)
(3)	SEC use only
(4)	Source of funds WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization California, United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 941,177 shares of Common Stock
	(8)	Shared voting power
	(9)	Sole dispositive power 941,177 shares of Common Stock
	(10)	Shared dispositive power
(11)	Aggregate amount beneficially owned by each reporting person 941,177 shares of Common Stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 3.33% (1)
(14)	Type of reporting person PN

(1)	This percentage is calculated based upon 28,225,241 shares of the Issuer’s Common Stock outstanding (as of November 1, 2012), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 5, 2012.

CUSIP No. 09064X101

(1)	Names of reporting persons InterWest Management Partners X, L.L.C.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (1)
(3)	SEC use only
(4)	Source of funds WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization California, United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 941,177 shares of Common Stock
	(8)	Shared voting power
	(9)	Sole dispositive power 941,177 shares of Common Stock
	(10)	Shared dispositive power
(11)	Aggregate amount beneficially owned by each reporting person 941,177 shares of Common Stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 3.33% (1)
(14)	Type of reporting person OO

(1)	This percentage is calculated based upon 28,225,241 shares of the Issuer’s Common Stock outstanding (as of November 1, 2012), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 5, 2012.

CUSIP No. 09064X101

(1)	Names of reporting persons Harvey B. Cash
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (1)
(3)	SEC use only
(4)	Source of funds WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 1,830,253 shares of Common Stock
	(9)	Sole dispositive power
	(10)	Shared dispositive power 1,830,253 shares of Common Stock
(11)	Aggregate amount beneficially owned by each reporting person 1,830,253 shares of Common Stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 6.48% (1)
(14)	Type of reporting person IN

(1)	This percentage is calculated based upon 28,225,241 shares of the Issuer’s Common Stock outstanding (as of November 1, 2012), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 5, 2012.

CUSIP No. 09064X101

(1)	Names of reporting persons Christopher B. Ehrlich
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (1)
(3)	SEC use only
(4)	Source of funds WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 15,921 shares of Common Stock (1)
	(8)	Shared voting power 1,830,253 shares of Common Stock
	(9)	Sole dispositive power 15,921 shares of Common Stock (1)
	(10)	Shared dispositive power 1,830,253 shares of Common Stock
(11)	Aggregate amount beneficially owned by each reporting person 1,846,174 shares of Common Stock (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 6.54% (2)
(14)	Type of reporting person IN

(1)	Includes (i) 1,250 shares of Common Stock held by Ehrlich; and (ii) 14,671 shares of Common Stock issuable within 60 days of the date of this filing upon exercise of an option held by Ehrlich.
(2)	This percentage is calculated based upon 28,225,241 shares of the Issuer’s Common Stock outstanding (as of November 1, 2012), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 5, 2012.

CUSIP No. 09064X101

(1)	Names of reporting persons Philip T. Gianos
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (1)
(3)	SEC use only
(4)	Source of funds WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 1,830,253 shares of Common Stock
	(9)	Sole dispositive power
	(10)	Shared dispositive power 1,830,253 shares of Common Stock
(11)	Aggregate amount beneficially owned by each reporting person 1,830,253 shares of Common Stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 6.48% (1)
(14)	Type of reporting person IN

(1)	This percentage is calculated based upon 28,225,241 shares of the Issuer’s Common Stock outstanding (as of November 1, 2012), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 5, 2012.

CUSIP No. 09064X101

(1)	Names of reporting persons W. Stephen Holmes III
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (1)
(3)	SEC use only
(4)	Source of funds WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 1,830,253 shares of Common Stock
	(9)	Sole dispositive power
	(10)	Shared dispositive power 1,830,253 shares of Common Stock
(11)	Aggregate amount beneficially owned by each reporting person 1,830,253 shares of Common Stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 6.48% (1)
(14)	Type of reporting person IN

(1)	This percentage is calculated based upon 28,225,241 shares of the Issuer’s Common Stock outstanding (as of November 1, 2012), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 5, 2012.

CUSIP No. 09064X101

(1)	Names of reporting persons Gilbert H. Kliman
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (1)
(3)	SEC use only
(4)	Source of funds WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 7,000 shares of Common Stock
	(8)	Shared voting power 1,830,253 shares of Common Stock
	(9)	Sole dispositive power 7,000 shares of Common Stock
	(10)	Shared dispositive power 1,830,253 shares of Common Stock
(11)	Aggregate amount beneficially owned by each reporting person 1,837,253 shares of Common Stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 6.51% (1)
(14)	Type of reporting person IN

(1)	This percentage is calculated based upon 28,225,241 shares of the Issuer’s Common Stock outstanding (as of November 1, 2012), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 5, 2012.

CUSIP No. 09064X101

(1)	Names of reporting persons Arnold L. Oronsky
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (1)
(3)	SEC use only
(4)	Source of funds WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 1,830,253 shares of Common Stock
	(9)	Sole dispositive power
	(10)	Shared dispositive power 1,830,253 shares of Common Stock
(11)	Aggregate amount beneficially owned by each reporting person 1,830,253 shares of Common Stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 6.48% (1)
(14)	Type of reporting person IN

(1)	This percentage is calculated based upon 28,225,241 shares of the Issuer’s Common Stock outstanding (as of November 1, 2012), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 5, 2012.

CUSIP No. 09064X101

(1)	Names of reporting persons Thomas L. Rosch
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (1)
(3)	SEC use only
(4)	Source of funds WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 2,000 shares of Common Stock
	(8)	Shared voting power 1,830,253 shares of Common Stock
	(9)	Sole dispositive power 2,000 shares of Common Stock
	(10)	Shared dispositive power 1,830,253 shares of Common Stock
(11)	Aggregate amount beneficially owned by each reporting person 1,832,253 shares of Common Stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 6.49% (1)
(14)	Type of reporting person IN

(1)	This percentage is calculated based upon 28,225,241 shares of the Issuer’s Common Stock outstanding (as of November 1, 2012), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 5, 2012.

CUSIP No. 09064X101

(1)	Names of reporting persons W. Scott Hedrick
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (1)
(3)	SEC use only
(4)	Source of funds WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 889,076 shares of Common Stock
	(9)	Sole dispositive power
	(10)	Shared dispositive power 889,076 shares of Common Stock
(11)	Aggregate amount beneficially owned by each reporting person 889,076 shares of Common Stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 3.15% (1)
(14)	Type of reporting person IN

(1)	This percentage is calculated based upon 28,225,241 shares of the Issuer’s Common Stock outstanding (as of November 1, 2012), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 5, 2012.

CUSIP No. 09064X101

(1)	Names of reporting persons Nina S. Kjellson
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (1)
(3)	SEC use only
(4)	Source of funds WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 941,177 shares of Common Stock
	(9)	Sole dispositive power
	(10)	Shared dispositive power 941,177 shares of Common Stock
(11)	Aggregate amount beneficially owned by each reporting person 941,177 shares of Common Stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 3.33% (1)
(14)	Type of reporting person IN

(1)	This percentage is calculated based upon 28,225,241 shares of the Issuer’s Common Stock outstanding (as of November 1, 2012), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 5, 2012.

CUSIP No. 09064X101

(1)	Names of reporting persons Douglas A. Pepper
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (1)
(3)	SEC use only
(4)	Source of funds WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 941,177 shares of Common Stock
	(9)	Sole dispositive power
	(10)	Shared dispositive power 941,177 shares of Common Stock
(11)	Aggregate amount beneficially owned by each reporting person 941,177 shares of Common Stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 3.33% (1)
(14)	Type of reporting person IN

(1)	This percentage is calculated based upon 28,225,241 shares of the Issuer’s Common Stock outstanding (as of November 1, 2012), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 5, 2012.

CUSIP No. 09064X101

(1)	Names of reporting persons Bruce Cleveland
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (1)
(3)	SEC use only
(4)	Source of funds WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 941,177 shares of Common Stock
	(9)	Sole dispositive power
	(10)	Shared dispositive power 941,177 shares of Common Stock
(11)	Aggregate amount beneficially owned by each reporting person 941,177 shares of Common Stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 3.33% (1)
(14)	Type of reporting person IN

(1)	This percentage is calculated based upon 28,225,241 shares of the Issuer’s Common Stock outstanding (as of November 1, 2012), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 5, 2012.

CUSIP No. 09064X101

(1)	Names of reporting persons Khaled A. Nasr
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (1)
(3)	SEC use only
(4)	Source of funds WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 941,177 shares of Common Stock
	(9)	Sole dispositive power
	(10)	Shared dispositive power 941,177 shares of Common Stock
(11)	Aggregate amount beneficially owned by each reporting person 941,177 shares of Common Stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 3.33% (1)
(14)	Type of reporting person IN

(1)	This percentage is calculated based upon 28,225,241 shares of the Issuer’s Common Stock outstanding (as of November 1, 2012), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 5, 2012.

CUSIP No. 09064X101

(1)	Names of reporting persons Keval Desai
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒ (1)
(3)	SEC use only
(4)	Source of funds WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 941,177 shares of Common Stock
	(9)	Sole dispositive power
	(10)	Shared dispositive power 941,177 shares of Common Stock
(11)	Aggregate amount beneficially owned by each reporting person 941,177 shares of Common Stock
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 3.33% (1)
(14)	Type of reporting person IN

(1)	This percentage is calculated based upon 28,225,241 shares of the Issuer’s Common Stock outstanding (as of November 1, 2012), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 5, 2012.

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”), of BioMimetic Therapeutics, Inc., a Delaware corporation (the “Issuer” or “BioMimetic”). The principal executive office of the Issuer is located at 389 Nichol Mill Lane, Franklin, Tennessee 37067.

Item 2. Identity and Background.

Item 2 of Schedule 13D is hereby amended and restated to read as follows:

(a)	Name:

InterWest Management Partners VIII, L.L.C. (“IMP VIII”)

InterWest Partners VIII, L.P. (“IWP VIII”)

InterWest Investors VIII, L.P. (“II VIII”)

InterWest Investors Q VIII, L.P. (“IIQ VIII”)

InterWest Management Partners X, L.L.C. (“IMP X”)

InterWest Partners X, L.P. (“IWP X”)

Harvey B. Cash (“Cash”)

Christopher B. Ehrlich (“Ehrlich”)

Philip T. Gianos (“Gianos”)

W. Stephen Holmes III (“Holmes”)

Gilbert H. Kliman (“Kliman”)

Arnold L. Oronsky (“Oronsky”)

Thomas L. Rosch (“Rosch”)

W. Scott Hedrick (“Hedrick”)

Nina S. Kjellson (“Kjellson”)

Douglas A. Pepper (“Pepper”)

Bruce Cleveland (“Cleveland”)

Khaled A. Nasr (“Nasr”)

Keval Desai (“Desai”)

(b)	Residence or business address: 2710 Sand Hill Road, Second Floor, Menlo Park, CA 94025

(c)	IMP VIII is the general partner of IWP VIII, IIQ VIII and II VIII. IMP X is the general partner of IWP X. InterWest Partners is a venture capital firm investing in emerging trends and technologies. Oronsky, Gianos, Rosch, Cash, Kliman, Hedrick and Holmes are Managing Directors of IMP VIII. Ehrlich is a Venture Member of IMP VIII. Oronsky, Kliman, Gianos, Cash, Cleveland, Rosch, Kjellson, Holmes, Ehrlich, Pepper are Managing Directors of IMP X. Nasr and Desai are Venture Members of IMP X.

(d)	None of the entities or persons listed above (“Reporting Persons”), during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship.

IMP VIII:	California, United States of America
IWP VIII:	California, United States of America
IIQ VIII:	California, United States of America
II VIII:	California, United States of America
IMP X:	California, United States of America
IWP X	California, United States of America
Cash:	United States of America
Ehrlich:	United States of America

Gianos:	United States of America
Holmes:	United States of America
Kliman:	United States of America
Oronsky:	United States of America
Rosch:	United States of America
Hedrick:	United States of America
Pepper	United States of America
Kjellson	United States of America
Cleveland	United States of America
Nasr	United States of America
Desai	United States of America

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling IMP VIII and IMP X (the “Listed Persons”) required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

Item 4. Purpose of Transaction.

Item 4 is hereby amended by adding the following:

On November 19, 2012, the Issuer, Wright Medical Group, Inc. a Delaware corporation ("Wright"), Achilles Merger Subsidiary, Inc., a Delaware corporation and wholly-owned subsidiary of Wright, and Achilles Acquisition Subsidiary, LLC, a Delaware limited liability company and wholly-owned subsidiary of Wright, entered into an Agreement and Plan of Merger (the "Merger Agreement") whereby the Issuer agreed to be acquired by Wright (the "Merger"), subject to the terms and conditions of the Merger Agreement.

In connection with the Merger Agreement, the Listed Persons (and certain other shareholders of the Issuer) Wright entered into a voting agreement with Wright and granted to Wright an irrevocable proxy (the "Voting Agreement"), the form of which is attached as Exhibit 1 to this Amendment 1.

The disclosure provided below in Item 6 is incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated to read as follows:

The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this statement on Schedule 13D is provided as of December 10, 2012:

Reporting Persons	Shares Held Directly	Shares Issuable Upon Exercise of Options Held Directly (1)	Sole Voting Power (2)	Shared Voting Power	Sole Dispositive Power (2)	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (3)

IWP VIII	857,692	0	857,692	0	857,692	0	857,692	3.04%

II VIII	6,846	0	6,846	0	6,846	0	6,846	less than 1%

IIQ VIII	24,538	0	24,538	0	24,538	0	24,538	less than 1%

IMP VIII	0	0	889,076	0	889,076	0	889,076	3.15%

IWP X	941,177	0	941,177	0	941,177	0	941,177	3.33%

IMP X	0	0	941,177	0	941,177	0	941,177	3.33%

Cash	0	0	0	1,830,253	0	1,830,253	1,830,253	6.48%

Ehrlich	1,250	14,671	15,921	1,830,253	15,921	1,830,253	1,846,174	6.54%

Gianos	0	0	0	1,830,253	0	1,830,253	1,830,253	6.48%

Holmes	0	0	0	1,830,253	0	1,830,253	1,830,253	6.48%

Kliman	7,000	0	7,000	1,830,253	7,000	1,830,253	1,837,253	6.51%

Oronsky	0	0	0	1,830,253	0	1,830,253	1,830,253	6.48%

Rosch	2,000	0	2,000	1,830,253	2,000	1,830,253	1,832,253	6.49%

Hedrick	0	0	0	889,076	0	889,076	889,076	3.15%

Kjellson	0	0	0	941,177	0	941,177	941,177	3.33%

Pepper	0	0	0	941,177	0	941,177	941,177	3.33%

Cleveland	0	0	0	941,177	0	941,177	941,177	3.33%

Nasr	0	0	0	941,177	0	941,177	941,177	3.33%

Desai	0	0	0	941,177	0	941,177	941,177	3.33%

(1)	Comprised of securities exercisable within 60 days of the date of this filing.
(2)	IMP VIII is the general partner of IWP VIII, II VIII and IIQ VIII, and owns no securities of the Issuer directly. IMP X is the general partner of IWP X, and owns no securities of the Issuer directly. Oronsky, Gianos, Rosch, Cash, Kliman, Hedrick and Holmes are Managing Directors of IMP VIII, and has voting and investment control over the shares owned by IWP VIII, II VIII and IIQ VIII, and may be deemed to own beneficially the shares held by IWP VIII, II VIII and IIQ VIII. Ehrlich is a Venture Member of IMP VIII, and has voting and investment control over the shares owned by IWP VIII, II VIII and IIQ VIII, and may be deemed to own beneficially the shares held by IWP VIII, II VIII and IIQ VIII. Oronsky, Kliman, Gianos, Cash, Cleveland, Rosch, Kjellson, Holmes, Ehrlich, Pepper are Managing Directors of IMP X, and has voting and investment control over the shares owned by IWP X, and may be deemed to own beneficially the shares held by IWP X. Nasr and Desai are Venture Members of IMP X, and has voting and investment control over the shares owned by IWP X, and may be deemed to own beneficially the shares held by IWP X.
(3)	This percentage is calculated based upon 28,225,241 shares of the Issuer’s Common Stock outstanding (as of November 1, 2012), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 5, 2012.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no amendments to Item 6 of the Schedule 13D.

Item 7. Material to Be Filed as Exhibits

1.	Agreement and Plan of Merger, dated as of November 19, 2012, by and among Parent, Merger Sub, Sister Subsidiary and BMTI (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Parent on November 19, 2012).

2.	Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Parent on November 19, 2012).

3.	Form of Voting Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Parent on November 19, 2012)

4.	Agreement regarding filing of joint Schedule 13D.

5.	Power of Attorney of Keval Desai

6.	Power of Attorney of W. Scott Hedrick

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 10, 2012

By:	/s/ Karen A. Wilson Karen A. Wilson as Attorney-in-fact for Harvey B. Cash

By:	/s/ Karen A. Wilson Karen A. Wilson as Attorney-in-fact for Christopher B. Ehrlich

By:	/s/ Karen A. Wilson Karen A. Wilson as Attorney-in-fact for Philip T. Gianos

By:	/s/ W. Stephen Holmes W. Stephen Holmes

By:	/s/ Karen A. Wilson Karen A. Wilson as Attorney-in-fact for Gilbert H. Kliman

By:	/s/ Karen A. Wilson
Karen A. Wilson as Attorney-in-fact for Arnold L. Oronsky

By:	/s/ Karen A. Wilson
Karen A. Wilson as Attorney-in-fact for Thomas L. Rosch

By:	/s/ Karen A. Wilson Karen A. Wilson as Attorney-in-fact for W. Scott Hedrick

By:	/s/ Karen A. Wilson
Karen A. Wilson as Attorney-in-fact for Nina S. Kjellson

By:	/s/ Karen A. Wilson
Karen A. Wilson as Attorney-in-fact for Douglas A. Pepper

INTERWEST PARTNERS VIII, L.P.

By: InterWest Management Partners VIII, L.L.C. Its: General Partner

By:	/s/ W. Stephen Holmes W. Stephen Holmes Managing Director

INTERWEST INVESTORS VIII, L.P.

By: InterWest Management Partners VIII, L.L.C. Its: General Partner

By:	/s/ W. Stephen Holmes W. Stephen Holmes Managing Director

INTERWEST INVESTORS Q VIII, L.P.

By: InterWest Management Partners VIII, L.L.C. Its: General Partner

By:	/s/ W. Stephen Holmes W. Stephen Holmes Managing Director

INTERWEST MANAGEMENT PARTNERS VIII, L.L.C.

By:	/s/ W. Stephen Holmes W. Stephen Holmes Managing Director

INTERWEST PARTNERS X, L.P.

By: InterWest Management Partners X, L.L.C. Its: General Partner

By:	/s/ W. Stephen Holmes W. Stephen Holmes Managing Director

By:	/s/ Karen A. Wilson Karen A. Wilson as Attorney-in-fact for Bruce Cleveland

By:	/s/ Karen A. Wilson Karen A. Wilson as Attorney-in-fact for Khaled A. Nasr

By:	/s/ Karen A. Wilson Karen A. Wilson as Attorney-in-fact for Keval Desai

INTERWEST MANAGEMENT PARTNERS X, L.L.C.

By:	/s/ W. Stephen Holmes W. Stephen Holmes Managing Director

SCHEDULE I

Managers:

Arnold Oronsky

c/o InterWest Partners

2710 Sand Hill Road, Second Floor

Menlo Park, California 94025

Principal Occupation:

Manager of InterWest Management Partners VIII, L.L.C., which serves as the general partner of InterWest Partners VIII, L.P., InterWest Investors Q VIII, L.P. and InterWest Investors VIII, L.P. Manager of InterWest Management Partners X, L.L.C., which serves as the general partner of InterWest Partners X, L.P.

Citizenship: United States of America

Philip T. Gianos

c/o InterWest Partners

2710 Sand Hill Road, Second Floor

Menlo Park, California 94025

Principal Occupation:

Manager of InterWest Management Partners VIII, L.L.C., which serves as the general partner of InterWest Partners VIII, L.P., InterWest Investors Q VIII, L.P. and InterWest Investors VIII, L.P. Manager of InterWest Management Partners X, L.L.C., which serves as the general partner of InterWest Partners X, L.P.

Citizenship: United States of America

Thomas L. Rosch

c/o InterWest Partners

2710 Sand Hill Road, Second Floor

Menlo Park, California 94025

Principal Occupation:

Manager of InterWest Management Partners VIII, L.L.C., which serves as the general partner of InterWest Partners VIII, L.P., InterWest Investors Q VIII, L.P. and InterWest Investors VIII, L.P. Manager of InterWest Management Partners X, L.L.C., which serves as the general partner of InterWest Partners X, L.P.

Citizenship: United States of America

Harvey B. Cash

c/o InterWest Partners

2710 Sand Hill Road, Second Floor

Menlo Park, California 94025

Principal Occupation:

Manager of InterWest Management Partners VIII, L.L.C., which serves as the general partner of InterWest Partners VIII, L.P., InterWest Investors Q VIII, L.P. and InterWest Investors VIII, L.P. Manager of InterWest Management Partners X, L.L.C., which serves as the general partner of InterWest Partners X, L.P.

Citizenship: United States of America

Gilbert H. Kliman

c/o InterWest Partners

2710 Sand Hill Road, Second Floor

Menlo Park, California 94025

Principal Occupation:

Manager of InterWest Management Partners VIII, L.L.C., which serves as the general partner of InterWest Partners VIII, L.P., InterWest Investors Q VIII, L.P. and InterWest Investors VIII, L.P. Manager of InterWest Management Partners X, L.L.C., which serves as the general partner of InterWest Partners X, L.P.

Citizenship: United States of America

W. Scott Hedrick

c/o InterWest Partners

2710 Sand Hill Road, Second Floor

Menlo Park, California 94025

Principal Occupation:

Manager of InterWest Management Partners VIII, L.L.C., which serves as the general partner of InterWest Partners VIII, L.P., InterWest Investors Q VIII, L.P. and InterWest Investors VIII, L.P.

Citizenship: United States of America

W. Stephen Holmes III

c/o InterWest Partners

2710 Sand Hill Road, Second Floor

Menlo Park, California 94025

Principal Occupation:

Manager of InterWest Management Partners VIII, L.L.C., which serves as the general partner of InterWest Partners VIII, L.P., InterWest Investors Q VIII, L.P. and InterWest Investors VIII, L.P. Manager of InterWest Management Partners X, L.L.C., which serves as the general partner of InterWest Partners X, L.P.

Citizenship: United States of America

Christopher B. Ehrlich

c/o InterWest Partners

2710 Sand Hill Road, Second Floor

Menlo Park, California 94025

Principal Occupation:

Venture Member of InterWest Management Partners VIII, L.L.C., which serves as the general partner of InterWest Partners VIII, L.P., InterWest Investors Q VIII, L.P. and InterWest Investors VIII, L.P. Manager of InterWest Management Partners X, L.L.C., which serves as the general partner of InterWest Partners X, L.P.

Citizenship: United States of America

Nina S. Kjellson

c/o InterWest Partners

2710 Sand Hill Road, Second Floor

Menlo Park, California 94025

Principal Occupation:

Manager of InterWest Management Partners X, L.L.C., which serves as the general partner of InterWest Partners X, L.P.

Citizenship: United States of America

Douglas A. Pepper

c/o InterWest Partners

2710 Sand Hill Road, Second Floor

Menlo Park, California 94025

Principal Occupation:

Manager of InterWest Management Partners X, L.L.C., which serves as the general partner of InterWest Partners X, L.P.

Citizenship: United States of America

Bruce Cleveland

c/o InterWest Partners

2710 Sand Hill Road, Second Floor

Menlo Park, California 94025

Principal Occupation:

Manager of InterWest Management Partners X, L.L.C., which serves as the general partner of InterWest Partners X, L.P.

Citizenship: United States of America Citizenship: United States of America

Khaled A. Nasr

c/o InterWest Partners

2710 Sand Hill Road, Second Floor

Menlo Park, California 94025

Principal Occupation:

Venture Member of InterWest Management Partners X, L.L.C., which serves as the general partner of InterWest Partners X, L.P.

Citizenship: United States of America

Keval Desai

c/o InterWest Partners

2710 Sand Hill Road, Second Floor

Menlo Park, California 94025

Principal Occupation:

Venture Member of InterWest Management Partners X, L.L.C., which serves as the general partner of InterWest Partners X, L.P.

Citizenship: United States of America

EXHIBIT INDEX

1.	Agreement and Plan of Merger, dated as of November 19, 2012, by and among Parent, Merger Sub, Sister Subsidiary and BMTI (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Parent on November 19, 2012).

2.	Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Parent on November 19, 2012).

3.	Form of Voting Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Parent on November 19, 2012)

4.	Agreement regarding filing of joint Schedule 13D.

5.	Power of Attorney of Keval Desai

6.	Power of Attorney of W. Scott Hedrick